EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-56400) on Form S-8 of H&R Block, Inc. of our report, dated June 27, 2007 with respect to the statements of net assets available for benefits as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2006 of the H&R Block Retirement Savings Plan, which report appears in the December 31, 2006 annual report on Form 11-K of the H&R Block Retirement Savings Plan. Our report refers to the adoption of FSP AAG INV-1 and SOP 94-4-1 related to the reporting of the valuation of certain investment contracts.
/s/ KPMG LLP
Kansas City, Missouri
June 27, 2007